

July 20, 2010

Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
131 Front Street
Hamilton HM 12, Bermuda

> **Re: Maiden Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-34042**

Dear Mr. Raschbaum:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Fair Value of Financial Instruments, page 65

1. Your disclosure states that you use third party pricing services to price a significant portion of your securities. Please revise your disclosure to clarify the following:
    a) Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;

b) Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

c) The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

d) Whether the broker quotes are binding or non-binding; and

e) The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

2. Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

Form 10-Q For The Quarterly Period Ended March 31, 2010

Item 1. Financial Statements

4. Fair Value of Financial Instruments, page 11

3. Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.

Schedule 14A

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 15

5. We note that bonuses and option awards were apparently based upon the Compensation Committee's consideration of each executive's personal contribution to the company's profits during the fiscal year. The Compensation Discussion and Analysis does not disclose how the Compensation Committee determined each executive officer's

contribution to your profits or how the bonuses and option awards were allocated. Please amend your Form 10-K to disclose the following:

- A more detailed specific description and quantification of the contribution to profits for each named executive officer; and
- A discussion of how the level of contribution to profits or other goals or objectives affected the actual bonus and stock awards granted.

To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant